August 29, 2018

Theresa Brillant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4720

Via EDGAR

Re:
Electrameccanica Vehicles Corp.
Amendment No. 1 to the Form 20-F for the fiscal year ended December 31, 2017
Filed April 19, 2018
File No. 000-55859

Dear Ms. Brillant:

This letter is in response to your letter of August 21, 2018 in which you provided two comments to the annual report (the “Annual Report”) of Electrameccanica Vehicles Corp. (the “Company”) filed on Form 20-F. On the date hereof, the Company has filed Amendment No. 1 on Form 20-F to the Annual Report (“Amendment No. 1”). We set forth below in bold and italics the comment in your letter followed by our response to the comment.

1.
Please include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB AS 3101.

Company Response:

The Company has included in Amendment No. 1 a report from the Company’s independent registered public accounting firm stating that it conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2.
We note reference in the first paragraph of the independent auditor's report to "...summary of significant accounting policies and other explanatory information." Please include an independent auditor's report that references "related notes" in accordance with PCAOB AS 3101.

Company Response:

The Company has included in Amendment No. 1 a report from the Company’s independent registered public accounting firm that references the “related notes” in accordance with PCAOB AS 3101.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Electrameccanica Vehicles Corp.

/s/ Kulwant Sandher Kulwant Sandher, Chief Financial Officer

cc:
Lyn Shenk, Staff Attorney
William Rosenstadt, Ortoli Rosenstadt LLP